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KEVIN M. BOPP

kevin.bopp@dechert.com
+1 212 641 5691 Direct
+1 212 698 3599 Fax

September 2, 2008

VIA ELECTRONIC TRANSMISSION

James O’Donnell

U.S. Securities and Exchange Commission

Division of Investment Management

1000 F Street, N.E.

Washington, D.C.  20549-4644

Re:    AIG Series Trust (SEC File Nos. 333-111662 and 811-21482) Post-Effective Amendment No. 12

Dear Mr. O’Donnell:

Pursuant to your request, this letter responds to comments you provided to Mr. Matthew Wolfe and I in a telephonic discussion on Friday, August 1, 2008, regarding Post-Effective Amendment No. 12 to the Registration Statement for AIG Series Trust (the “Registrant”), under the Securities Act of 1933 (the “Securities Act”), filed with the U.S. Securities and Exchange Commission (“SEC”) on June 23, 2008.  The amendment was filed to register Class A, Class C and Class W shares of AIG SunAmerica Alternative Strategies Fund (the “Fund”), a new series of the Registrant.  Below we either responded to your questions/comments or have described how the Registrant will address your comments in a Post-Effective Amendment to the Registrant’s Registration Statement to be filed pursuant to Rule 485(b) under the Securities Act.

Responses to Comments

The responses to your comments below are numbered according to the order in which you provided such comments.  Capitalized terms have the same meaning as defined in the Prospectus or Statement of Additional Information (“SAI”), as applicable, unless otherwise indicated.

1.             Comment:             Please confirm whether the Fund’s illiquid investments will remain below 15% of its net assets.

Response:             The Fund intends to comply with SEC staff guidelines on investments in illiquid securities which state that no more than 15% of a mutual fund’s net assets be “illiquid” (i.e., investments that cannot be disposed of in seven days in the ordinary course of business at approximately the value at which the mutual fund has valued the investment).

US  Austin  Boston  Charlotte  Hartford  New York  Newport Beach  Philadelphia  Princeton  San Francisco  Silicon Valley  Washington DC EUROPE  Brussels  London  Luxembourg  Munich  Paris  ASIA  Hong Kong

2.             Comment:             Since the Fund may invest in exchange traded funds (“ETFs”) and other investment companies, please confirm whether a line item regarding indirect expenses incurred by investors should be added to the expenses table in the Prospectus.

Response:             The Fund intends to comply with Item 3 of Form N-1A by either adding a line item entitled “Acquired Fund Fees and Expenses,” or including fees and expenses incurred indirectly by the Fund as a result of investment in shares of one or more “Acquired Funds” under the subcaption “Other Expenses” in the event these fees and expenses do not exceed 0.01 percent (one basis point) of average net assets of the Fund.

3.             Comment:             Please confirm that the service fee of 0.25% of average daily net assets of Class W shares paid by the Fund to the Distributor does not exceed the Financial Industry Regulatory Authority (“FINRA”) permissible range for service fees.

Response:             Class W shares do not impose a Rule 12b-1 fee, however, the Distributor is paid a fee of 0.15% of average daily net assets of Class W shares in compensation for providing additional shareholder services.  NASD Rule 2830(d)(5) (the “NASD Rule”) provides in relevant part that no member or associated person shall offer or sell the securities of an investment company if the service fees paid by the investment company, as disclosed in the prospectus, exceed .25 of 1% of its average annual net assets.  “Service fees” as used in the NASD Rule are defined as payments by an investment company for personal service and/or maintenance of shareholder accounts.  The service fee paid to the Distributor from the Fund’s Class W shares compensates the Distributor for administration and shareholder services.  This Class W service fee is limited to .15 of 1% and thus the fee does not exceed FINRA’s permissible range of service fees.

(In addition, please note that this service fee is now 0.15% instead of 0.25% of average daily net assets of Class W shares, as disclosed in the revised prospectus.)

4.             Comment:             The Prospectus under “Shareholder Account Information—Distribution and Service Fees” states that the account maintenance fees payable by Class A and Class C shares of the Fund will be “up to 0.25%.”  Please describe how the amount (i.e., “up to 0.25%”) of account maintenance fees for Class A and Class C shares will be established.

Response:             Under the Class A and Class C Plan of Distribution, pursuant to Rule 12b-1, the Fund may pay the Distributor an account maintenance fee at the end of each month at the annual rate of up to 0.25% of average daily net assets attributable to that Class’ shares to compensate the Distributor and securities firms for account maintenance activities.  The 0.25% account maintenance fee is the maximum account maintenance fee the Fund may pay.  The fee is a compensatory fee.  The Distributor intends to collect the maximum amount.

5.             Comment:             Please include in the Prospectus’ summary risk disclosure a statement clearly indicating that distributions and dividends from the Fund will be characterized as short-term capital gains for tax purposes, and therefore will be taxable to investors as ordinary income.

Response:             Only a portion of the Fund’s distributions would be ordinary income since gains from the commodity-linked notes would generally be long-term gains. We are adding disclosure that a substantial portion of the Fund’s distributions are likely to be taxed as ordinary income.

Sincerely,

/s/ Kevin M. Bopp

Kevin M. Bopp

cc:      Matthew A. Wolfe